SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of July, 2023

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Last update: 07/11/2023

DISTANCE VOTING BALLOT

Extraordinary General Meeting (EGM) - CIA PARANAENSE DE ENERGIA - COPEL to be held on 08/10/2023

Shareholder's Name
Shareholder's CNPJ or CPF
E-mail

Instructions on how to cast your vote

Should the shareholders opt to exercise their voting rights at a distance, it is mandatory that they fill in this Ballot Paper with their full name (or company name in case of a corporate entity) and their Brazilian individual taxpayer card (CPF) or corporate taxpayer card (CNPJ) number.

Instructions for sending your ballot, indicating the delivery process by sending it directly to the Company or through a qualified service provider

Shareholders who choose to exercise their right to vote at a distance through service providers should transmit their voting instructions to their respective custody agents or through the Bookkeeping Agent (Banco Bradesco S.A.), in accordance with the rules determined by the latter, which, in turn, will forward such votes to the Central Depository of [B]³ Brasil, Bolsa, Balcão. To this end, shareholders should contact their custody agents or the Bookkeeping Agent (Banco Bradesco S.A.) and check the procedures they have established for issuing voting instructions via ballot paper, as well as the documents and information they require to do so.

The shareholder who chooses to exercise his/her voting right at a distance directly to the Company should, preferably, send a digitalized copy of the ballot and the pertinent documentation to the following e-mail address: acionistas@copel.com. Alternatively, the shareholder may send the physical copy of the ballot paper and pertinent documentation to Copels head office Rua José Izidoro Biazetto nº 158, Bloco A, Bairro Orleans, CEP 81200-240, Curitiba - PR, Brazil, Finance and Investor Relations Department, at its the Division of Shareholders and Regulatory Obligations of the Capital Market.

Postal and e-mail address to send the distance voting ballot, if the shareholder chooses to deliver the document directly to the company / Instructions for meetings that allow electronic system's participation, when that is the case.

A digitalized copy of the ballot and the pertinent documentation should be sent to the following email address: acionistas@copel.com. Alternatively, a physical copy of the ballot paper and pertinent documentation may be sent to Copel’s head office at Rua José Izidoro Biazetto nº 158, Bloco A, Bairro Orleans, CEP 81200-240, Curitiba - PR, Brazil, Finance and Investor Relations Department, at its Division of Shareholders and Regulatory Obligations of the Capital Market. For the voting form to be considered valid, it is essential that (i) its fields are duly filled out; (ii) all of its pages are initialed; and (iii) at the end, the shareholder or his/her legal representative, as the case may be and according to the terms of the legislation in effect, has signed the form, and that it is accompanied by a certified copy of the following documents: (a) for individuals: - identity document with photo of the shareholder; (b) for legal entities: - last consolidated bylaws or articles of incorporation and the corporate documents that prove the legal representation of the shareholder; and - identity document with a photo of the legal representative; (c) for investment funds: - last consolidated regulation of the fund; - bylaws or articles of incorporation of its administrator or manager, as the case may be, observed the voting policy of the fund and corporate documents that prove the powers of representation; and - identity document with a photo of the legal representative.

The documents must be received by the Company, in full order, within seven (7) days prior to the date of the General Meeting, that is, by August 3rd, 2023 (inclusive), pursuant to article 21-B of CVM Resolution no. 81/2022. Ballots received by the Company after this date will not be considered.

Indication of the institution hired by the company to provide the registrar service of securities, with name, physical and electronic address, contact person and phone number

Institution contracted by the Company to provide securities bookkeeping services: Banco Bradesco S.A

Departamento de Ações e Custódia A/C: Carlos Augusto Dias Pereira

Núcleo Cidade de Deus, Prédio Amarelo, 2º Andar, Vila Yara Osasco, SP CEP: 06029900 Phone: (+55) 0800-7011616

E-mail: dac.acecustodia@bradesco.com.br

Resolutions concerning the Extraordinary General Meeting (EGM)

[Eligible tickers in this resolution: CPLE3;CPLE11]

Election of the board of directors by candidate - Total members to be elected: 6

1. Nomination of candidates to the board of directors (the shareholder can nominate as many candidates as the numbers of vacancies to be filled in the general election. The votes indicated in this filed will be disregarded if the shareholder with voting rights also fills in the fields present in the separate election of a member of the board of directors and the separate election referred to in these fields takes place).

DISTANCE VOTING BALLOT

Extraordinary General Meeting (EGM) - CIA PARANAENSE DE ENERGIA - COPEL to be held on 08/10/2023

MARCEL MARTINS MALCZEWSKI - Appointed by the State of Paraná, majority shareholder [ ] Approve [ ] Reject [ ] Abstain

MARCO ANTÔNIO BARBOSA CÂNDIDO - Appointed by the State of Paraná, majority shareholder [ ] Approve [ ] Reject [ ] Abstain

CARLOS BIEDERMANN - Appointed by the State of Paraná, majority shareholder [ ] Approve [ ] Reject [ ] Abstain

FERNANDO TADEU PEREZ - Appointed by the State of Paraná, majority shareholder [ ] Approve [ ] Reject [ ] Abstain

MARCO ANTONIO BOLOGNA - Appointed by the State of Paraná, majority shareholder [ ] Approve [ ] Reject [ ] Abstain

JACILDO LARA MARTINS - Appointed by BNDESPar, minority shareholder [ ] Approve [ ] Reject [ ] Abstain

2.   In case of a cumulative voting process, should the corresponding votes to your shares be equally distributed among the candidates that you´ve chosen? [If the shareholder chooses ”yes” and also indicates the ”approve” answer type for specific candidates among those listed below, their votes will be distributed proportionally among these candidates. If the shareholder chooses to ”abstain” and the election occurs by the cumulative voting process, the shareholder's vote shall be counted as an abstention in the respective resolution of the meeting.]

[ ] Yes [ ] No [ ] Abstain

3.   View of all the candidates to indicate the cumulative voting distribution.

MARCEL MARTINS MALCZEWSKI - Appointed by the State of Paraná, majority shareholder [ ] Approve [ ] Reject [ ] Abstain / [ ] %

MARCO ANTÔNIO BARBOSA CÂNDIDO - Appointed by the State of Paraná, majority shareholder [ ] Approve [ ] Reject [ ] Abstain / [ ] %

CARLOS BIEDERMANN - Appointed by the State of Paraná, majority shareholder [ ] Approve [

] Reject [ ] Abstain / [ ] %

FERNANDO TADEU PEREZ - Appointed by the State of Paraná, majority shareholder [ ] Approve [ ] Reject [ ] Abstain / [ ] %

MARCO ANTONIO BOLOGNA - Appointed by the State of Paraná, majority shareholder [ ] Approve [ ] Reject [ ] Abstain / [ ] %

JACILDO LARA MARTINS - Appointed by BNDESPar, minority shareholder [ ] Approve [ ] Reject [ ] Abstain / [ ] %

[Eligible tickers in this resolution: CPLE6;CPLE5]

Separate election of the board of directors - Preferred shares

4. Nomination of candidates for the board of directors by preferred shareholders without voting rights or with restricted voting rights (shareholders can only fill this field in case of keeping the relevant shares ininterrupted for 3 months prior to the general meeting).

DISTANCE VOTING BALLOT

Extraordinary General Meeting (EGM) - CIA PARANAENSE DE ENERGIA - COPEL to be held on 08/10/2023

GERALDO CORRÊA DE LYRA JUNIOR - Appointed by BNDESPar

[ ] Approve [ ] Reject [ ] Abstain

5. If it is verified that neither the holders of voting right shares nor the holders of preferred shares without voting rights or with restricted voting rights have reached the quorum required in items I and II, respectively, of paragraph 4, article 141, of Law 6404, of 1976, do you wish to have your vote added to the shares with voting rights in order to elect to the board of directors the candidate with the highest number of votes amongst all those who, appearing on this ballot, run for the separate election?

[ ] Yes [ ] No [ ] Abstain

[Eligible tickers in this resolution: CPLE3;CPLE11]

6. Compliance of the elected members of the Board of Directors with the independence criteria established in CVM Resolution no. 80, of March 29, 2022.

[ ] Approve [ ] Reject [ ] Abstain

[Eligible tickers in this resolution: CPLE3;CPLE11] Separate election of the fiscal council - Common shares

7. Nomination of candidates to the fiscal council by minority shareholders with voting rights (the shareholder must fill this field if the general election field was left in blank).

OSMAR RIBEIRO DE ALMEIDA JUNIOR - Member Appointed by BNDESPar [ ] Approve [ ] Reject [ ] Abstain

[Eligible tickers in this resolution: CPLE6;CPLE5] Separate election of the fiscal council - Preferred shares

8. Nomination of candidates to the fiscal coucnil by shareholders with non-voting preferred shares or restricted voting rights.

JULIANA PICOLI AGATTE - Member Appointed by BNDESPar [ ] Approve [ ] Reject [ ] Abstain

City :

Date :

Signature :

Shareholder's Name :

Phone Number :

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date July 11, 2023

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.